

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 3, 2022

Ralph Hofmeier
Chief Executive Officer
Energy & Water Development Corp
7901 4th Street N Ste. #4174
St Petersburg, Florida 33702

> **Re: Energy & Water Development Corp**
> **Registration Statement on Form S-1**
> **Filed May 31, 2022**
> **File No. 333-265342**

Dear Mr. Hofmeier:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed May 31, 2022

Cover Page

1. Please clarify on the cover page that the transaction with Tysadco Partners is an equity line transaction.

2. Please clarify on the cover page whether the 500,000 shares of common stock issued to Tysadco Partners as consideration for the purchase agreement are included in the 55,000,000 shares being registered.

3. Indicate on the cover page whether the primary offering is a best efforts offering.

Plan of Distribution, page 32

4.   Please revise this section to include a discussion of the plan of distribution for the primary offering.

General

5.   Revise the prospectus, including the cover page, to indicate that the Company is registering only the resale of the equity line shares and not the primary offering of such shares. In this regard, we note the legality opinion filed as Exhibit 5.1 states that the company is offering 30,000,000 shares in a primary offering and 25,000,000 shares in a secondary offering. If you intend to register the primary offering of the equity line shares, please provide your analysis as to your eligibility to register the primary offering. Refer to our guidance in Securities Act Section Compliance and Disclosure Interpretation 139.21.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Anna Abramson, Staff Attorney, at (202) 551-4969 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Amy K. Maliza